C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

May 30, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

File No. 1-9583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA” or the “Company”) is pleased to respond to your letter dated April 10, 2008 in which you provided comments to its Annual Report of Form 10-K for the fiscal year ended December 31, 2007. For your convenience, we have reproduced your comments followed by our corresponding responses. Also, please note that we have provided additional disclosures in our Form 10-Q for the quarter ended March 31, 2008 that were responsive to several of your comments. Accordingly, the following responses include those disclosures that were included in our Form 10-Q for the quarter ended March 31, 2008 where indicated.

Business, page 1

SEC Comment:

1.	On page 31 you refer to your key reinsurers as Channel Re and RAM Reinsurance Company Ltd. but it appears that you have not included as exhibits to your Form 10-K any of the arrangements you have with these key reinsurers. Please include these arrangements as exhibits to the Form 10-K or provide an analysis as to why you believe your arrangements with each of them are not material contracts.

MBIA Response:

MBIA’s third party reinsurance agreements are entered into in the ordinary course of its financial guaranty insurance business and therefore, in accordance with Item 601(b)(10)(ii) of Regulation S-K, are “deemed to have been made in the ordinary course of business and need not be filed.” These contracts also do not fall into any of the four exceptions to Item 601(b)(10)(ii). In particular, neither MBIA’s reinsurance agreement with Channel Reinsurance Ltd. (“Channel Re”) nor its reinsurance agreement with RAM Reinsurance Company, Ltd. (“Ram Re”) is a contract on which MBIA’s business is substantially dependent. In the case of Ram Re, it reinsured only 1.5% of MBIA’s gross par outstanding as of December 31, 2007 and March 31, 2008, representing an immaterial portion of MBIA’s total outstanding portfolio. In the case of Channel Re, it reinsured 5.7% of MBIA’s gross par outstanding as of December 31, 2007 and March 31, 2008. Additionally, as MBIA disclosed in its Form 10-K for the fiscal year ended December 31, 2007 and its Form 10-Q for the quarter ended March 31, 2008, the Company determined that Channel Re had financial resources (cash and investments, inclusive of amounts on deposit in trust accounts for the benefit of MBIA, and borrowing facilities) in excess of amounts due to MBIA. As a result, the Company does not believe that its business is substantially dependent on either agreement or that either is required to be filed as a material contract exhibit to its Form 10-K.

Management’s Discussion and Analysis

Loss and Loss Adjustment Expenses, page 45

SEC Comment:

2.	You disclose on page 61 that you had direct exposure to subprime mortgages of $4.3 billion at December 31, 2007. Based on your disclosures in the table on page 67 you appear to have approximately $7.3 billion in subprime exposures in CDO structures. Please disclose your total exposure to subprime mortgages, including direct exposures and CDO exposures. Please disclose whether you expect material losses on subprime CDO transactions in a manner similar to your disclosure on your direct exposures to subprime mortgages. Please also disclose if there are any CDO mortgage exposures on your “Classified List” or “Caution Lists.”

MBIA Response:

MBIA insures mortgage-backed securities backed by subprime mortgages directly through residential mortgage-backed securities securitizations. MBIA also has indirect exposure to subprime mortgages that are included in CDOs in which MBIA guaranteed the senior most tranche of such transactions. There has been growing stress in the subprime mortgage market reflected by delinquencies and losses, particularly related to subprime mortgage loans originated during 2005, 2006, and 2007. As of December 31, 2007, the Company had $4.3 billion of net par outstanding from direct exposure to subprime mortgages and $12 billion of net par outstanding from indirect exposure (CDOs) to subprime mortgages. While subprime transactions directly guaranteed by MBIA include collateral consisting of mortgages originated during 2005, 2006 and 2007, given the amount of subordination below MBIA’s insured portion of such transactions available to absorb any losses from collateral defaults, MBIA currently does not expect material ultimate losses on these transactions. As of December 31, 2007, there were no insured direct subprime mortgage transactions with 2005, 2006, or 2007 subprime mortgage collateral appearing on the Company’s Classified List or Caution Lists. As of December 31, 2007, MBIA expected losses of $206 million (on a present value basis) on five multisector CDOs that include subprime mortgage exposure and that were reported on the Company’s Classified List. Additionally, there were three insured CDOs that include subprime mortgage exposure on MBIA’s Caution Lists.

The Company will include disclosure similar to the above in its next quarterly report filed on Form 10-Q.

SEC Comment:

3.	You disclose that your unallocated loss reserve was based on a loss factor of 12% of earned premiums for 2005, 2006 and 2007. However, due to stress in mortgage markets you recorded an additional $200 million loss and loss adjustment expense reserve for probable mortgage related losses in 2007. You also disclose that you would increase or decrease the 12% loss factor based on trends in the variables used to determine the loss factor. Considering your disclosure that the cumulative loss factor was approximately 22% at December 31, 2007 please disclose why you believe that the 12% factor you use is still appropriate and the factors considered in determining that the $436 million unallocated reserve was adequate to cover losses that may develop in your existing portfolio. In addition, include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions used would have on the unallocated loss reserve.

MBIA Response:

In addition to the disclosures stated in your comment, the Company discloses that “if a catastrophic or unusually large loss occurred in a single year, the Loss Reserve Committee would consider taking an immediate charge through “Losses and loss adjustment expenses” and possibly also increase the loss factor in order to maintain an adequate level of loss reserves.” In the fourth quarter of 2007, in addition to the unallocated loss reserves produced by its loss factor, MBIA recorded $200 million of unallocated losses and loss adjustment expenses (“LAE”) as a result of unanticipated large losses related to its prime second-lien RMBS insured exposure. After recording the additional charge of $200 million, as of December 31, 2007, in addition to case reserves of $614 million that the Company had established for its RMBS exposure, the Company believed it had adequately reserved for probable and estimable losses within its mortgage-related insured portfolio and that its current loss factor continued to provide a reasonable estimate of losses that had or were probable to occur but which have not been specifically identified within the remainder of its insured portfolio, which had not exhibited any material credit deterioration.

While the Company’s cumulative loss factor approximated 22% as of December 31, 2007, the Company also considered its cumulative loss factor excluding losses in sectors that the Company had ceased writing business in and excluding the additional charge recorded in the fourth quarter of 2007 for which the Company believed provided an adequate reserve for its RMBS insured exposure. The Company’s cumulative loss factor after these adjustments was 7%. Given that the Company believed it had adequately reserved for probable and estimable losses through its loss factor and additional loss charges and that its cumulative loss factor, adjusted for losses in certain sectors in which it had ceased writing business or had separately reserved for, was below its current loss factor, the Company did not believe a change to its loss factor was necessary.

The Company did not provide quantified and narrative disclosures of the impact that reasonably likely changes in the key assumptions used would have on the unallocated loss reserve as it did not expect that such reasonably likely changes would materially affect its unallocated loss reserve. However, in future filings the Company will state in its disclosures when it believes reasonably likely changes in the key assumptions used will not have a material impact on its unallocated loss reserves or will provide quantified and narrative disclosure when the Company believes that reasonably likely changes will have a material impact on its unallocated loss reserves. The Company has updated its disclosure in its Form 10-Q for the quarter ended March 31, 2008 and, on page 33 of its Form 10-Q, has stated, “We do not believe that reasonably likely changes in the assumptions used to calculate the loss factor and the unallocated loss reserves would have a material impact on the amount of our unallocated loss reserves.”

SEC Comment:

4.	Please disclose a breakdown of your outstanding mortgage-backed residential exposures by type along with the credit rating as of December 31, 2007. In addition, please disclose the amount of home equity lines of credit and closed-end second mortgages by vintage and indicate those performing below your expectations similar to the supplemental information you furnished in Form 8-K filed January 9, 2008.

MBIA Response:

The following table presents the net par outstanding of MBIA’s residential mortgage-backed securities insured exposure as of December 31, 2007 by S&P credit rating category.

(in millions)	Prime	Subprime	HELOC	CES
AAA	$14,909	$3,688	$1,625	$0
AA	1,347	90	—	202
A	525	206	1,279	656
BBB	724	328	8,159	9,636
Below Investment Grade	—	32	—	—

Total Net Par	$17,505	$4,344	$11,063	$10,494

The following table presents the net par outstanding by vintage year of MBIA’s home equity lines of credit and closed-end second lien insured exposure as of December 31, 2007.

($ in millions)	HELOC Net Par	% of Net Par	CES Net Par	% of Net Par
2007	$1,438	13.0%	$7,175	68.4%
2006	5,023	45.4%	3,110	29.6%
2005	2,560	23.1%	0	0.0%
2004	1,155	10.5%	152	1.5%
2003 and prior	887	8.0%	57	0.5%

Total Net Par	$11,063	100.0%	$10,494	100.0%

The following table provides a listing of home equity line of credit and closed-end second lien transactions included in MBIA’s insured portfolio that were performing below MBIA’s expectations as of December 31, 2007.

(in millions)

Obligor Name	Net Par Outstanding
HELOC:
GMACM 2006-HE4	$1,048.0
Countrywide Home Equity Master Trust 2005-I	829.5
Countrywide Home Equity Master Trust 2005-M	826.9
Countrywide Home Equity 2006-E	806.1
Countrywide Home Equity Series 2007-E	750.9
Countrywide Home Equity 2006-G	646.3
Countrywide Mortgage Corporation 2005-E	628.8
IndyMac Home Equity Line Asset-Backed Series 2006-H4	505.1
Residential Funding Home Equity Loan Trust 2007-HSA1	384.8
Countrywide Home Loans Inc 2005-A 1-A, 2-A	274.9
Residential Funding Home Equity Loan Trust 2006-HSA4	208.7
Residential Funding Mortgage Securities 2007-HSA3	194.4
Residential Funding Home Equity Loan Trust 2006-HSA5	189.6
GSR 2007-HEL1	109.1

CES:
Countrywide Home Loans CWHEQ 2007-S3	598.2
Residential Funding Mortgage Securities 2007-HSA3	455.0
IndyMac Home Equity Mortgage Loan 2007-1 Class A & Class A-IO	370.3
Indymac Home Equity Loan ABS Trust 2007-2	221.9

Total Net Par	$9,048.5

To address your comment, the Company will include disclosure similar to the above in its next quarterly filing on Form 10-Q.

Derivative Instruments, page 48

SEC Comment:

5.	You disclose that you have payment obligations upon the settlement of individual collateral losses as they occur upon erosion of deal deductibles and that you had collateral erosion of $242.5 million in 2007. Please disclose the notional amounts and the payment obligations under these arrangements at December 31, 2007.

MBIA Response:

A portion of MBIA’s insured CDS contracts require that MBIA make claim payments for losses of the principal outstanding of contracts only once a predetermined deductible has been eroded through collateral losses. The total notional amount and maximum payment obligation under these contracts as of December 31, 2007 was $84 billion. Contracts executed in this manner largely consist of corporate debt CDO, collateralized mortgage-backed securities and, to a lesser extent, multi-sector CDO transactions. As of December 31, 2007, the Company had not made any claim payments as a result of collateral erosion within these deals.

The “$242.5 million” referenced in your comment does not represent the amount of collateral erosion but primarily represents the change in the fair value of all CDS contracts that is estimated to have resulted from collateral erosion within all insured derivative contracts. The table on page 59 of the Company’s Form 10-K for the year ended December 31, 2007 breaks out the full year mark-to-market loss of $3.7 billion the Company recorded on its insured derivatives by those factors that significantly influenced the mark-to-market loss, namely (i) spread widening of $2.5 billion, (ii) credit migration of $1.0 billion, and (iii) collateral erosion/other of $242.5 million. The $242.5 million does not represent that amount of actual collateral erosion within the Company’s insured derivative exposure.

SEC Comment:

6.	You disclose that your insured credit default swaps valuation model simulates what a bond insurer would charge to guarantee the transactions on the measurement date, based on the market-implied default risk of the underlying collateral and the subordination. Please disclose whether and if so, to what extent the fee charged by a bond insurer is incorporated into your model and how it changes as the probability of credit quality deterioration increases or decreases.

MBIA Response:

MBIA’s model simulates what a bond insurer would charge to guarantee a transaction, meaning that the change in market value (as calculated by the model) is intended to estimate the amount MBIA would have to pay or receive to transfer the obligation to another, similarly rated financial guarantor. The fee charged by financial guarantors is not an input to the model but the model does effectively estimate the amount that a financial guarantor would charge to assume an obligation at the measurement date. The estimate of the cost to transfer an obligation increases as the probability of default increases, due to any combination of increased underlying credit spreads, negative credit migration, lower assumed recovery rates, lower diversity or loss of subordination.

SEC Comment:

7.	Please include a thorough discussion in your disclosure of the strengths and weaknesses of your CDS modeling techniques.

MBIA Response:

The Company has included the following disclosures regarding the strengths and weaknesses of its CDS modeling techniques in its Form 10-Q for the quarter ended March 31, 2008:

“Our insured CDS valuation model simulates what a bond insurer would charge to guarantee the transactions at the measurement date, based on the market-implied default risk of the underlying collateral and the subordination. Implicit in this approach is the notion that bond insurers would be willing to accept these contracts from us at a price equal to what they could issue them for in the current market. The majority of our transactions are valued using a probabilistic approach to price the risk associated with our exposure on the credit derivative contract. We apply a Binomial Expansion Technique (“BET”) based model to the transaction structures to derive a probabilistic measure of expected loss for our exposure using market pricing on the underlying collateral within the transaction. At any point in time, the mark-to-market gain or loss on a transaction is the difference between the original price of risk (the original market-implied expected loss) and the current price of the risk. The Company reports the net premiums received and receivable on written insured CDS transactions in “Realized Gains (Losses) and Other settlements on Insured Derivatives.” Other changes in fair value of the derivative contracts (which is due primarily to changes in the underlying credit risk of the referenced obligations) are reported in the “Unrealized Gains (Losses) on Insured Derivatives.” See “Note 2: Significant Accounting Policies” for further information.

The BET was developed and published by Moody’s and provides an alternative to simulation models in estimating a probability distribution of losses on a diverse pool of assets. The model that we use has been modified from the Moody’s version as described below. The distribution of expected losses can then be applied to a specific transaction structure in order to size the expected losses of different risk exposure tranches within a structured transaction. We use the BET model, together with the market price for the underlying collateral to estimate fair value of our insured credit derivatives.

The primary strengths of our CDS modeling techniques are:

1)	The model takes account of transaction structure and the key drivers of market value. The transaction structure includes par insured, weighted average life, level of subordination and composition of collateral.

2)	The model is a well-documented, consistent approach to marking positions that minimizes the level of subjectivity since it was originally developed by Moody's Investors Service and has been modified by MBIA. The model structure, inputs and operation are well-documented so there are strong controls around the execution of the model. MBIA has also developed a hierarchy for market-based spread inputs that helps reduce the level of subjectivity, especially during periods of high illiquidity.

3)	The model uses market inputs whenever they are available. The key inputs to the BET model are market-based spreads for the collateral, assumed recovery rates specific to the asset class and rating of the collateral, and diversity score. These are viewed by MBIA to be the key parameters that affect fair value of the transaction and, to the extent practicable, the inputs are market-based inputs.

Refer to “Assumptions” and “Inputs” sections below for further information.

The primary weaknesses of our CDS modeling techniques are:

1)	There is no market in which to verify the fair values developed by our model, and at March 31, 2008, the markets for the inputs to the model were highly illiquid, which impacts their reliability.

2)	There is diversity of approach to marking these transactions among the monolines.

3)	The averaging of spreads in our model and use of a diversity factor rather than a more granular approach to modeling spreads and a dynamic correlation approach may distort results. Neither the data nor the analytical tools exist today to be more specific in our calculation of fair value.”

Collateralized Debt Obligations and Related Instruments, page 66

SEC Comment:

8.	You disclose under Collateralized Debt Obligations and Related Instruments that you had a $130.6 billion exposure to collateralized debt obligations at December 31, 2007. However, you disclose in Note 20 that you had CDO exposures of $146.3 billion, $96.3 billion in the United States and $50 billion outside the United States. Please revise your disclosure to explain this difference.

MBIA Response:

As disclosed in the “Collateralized Debt Obligations and Related Instruments” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company had $130.6 billion of “net par” outstanding related to CDO exposure, which represents the insured principal amount of the CDO obligations insured by the Company. The $146.3 billion referred to in “Note 20: Net Insurance in Force” represents MBIA’s “ net insurance in force” with respect to its insured CDO exposure. In Note 20, the Company describes its ultimate exposure to credit loss as including the payment of principal of, and interest or other amounts owing on, municipal, asset-/mortgage-backed and other non-municipal securities. As such, net insurance in force on CDOs reported within Note 20 totaling $146.3 billion includes net par of $130.6 billion and estimated interest payments of $15.7 billion. While net insurance in force represents the Company’s ultimate exposure to credit loss, net par is commonly used as a measure of exposure since, particularly for structure finance transactions, interest payments on insured obligations may vary over time depending on deal structure and performance, including prepayments.

The Company will clarify its definition of net insurance in force in its next filing in which it includes the disclosures provided in Note 20. Below is an excerpt from Note 20, which has been amended to address your comment. The bold text represents our proposed change.

“MBIA Corp. guarantees the payment of principal of, and interest or other amounts owing on, municipal, asset-/mortgage-backed and other non-municipal securities. MBIA Corp.’s net insurance in force represents the aggregate amount of the insured principal of, and interest or other amounts owing on insured obligations, net of cessions to reinsurers. MBIA Corp.’s ultimate exposure to credit loss in the event of nonperformance by the issuer of the insured obligation is represented by the net insurance in force in the tables that follow.”

Multi-Sector CDO’s, page 66

SEC Comment:

9.	In the table presented on page 67, please disclose the net derivative asset (liability) for each CDO year insured. In addition, disclose the amount of subordination when you entered into the credit default swap contracts.

MBIA Response:

The Company has added the original minimum and maximum percentage of subordination and the net derivative asset (liability) for each year presented to the table on page 67 and has included this disclosure, updated through March 31, 2008, in its Form 10-Q for the quarter ended March 31, 2008. The following table represents that which was included in the Company’s Form 10-Q.

Multi-Sector CDO Portfolio: Collateral Composition, Subordination, and Net Derivative Asset/Liability

($ in millions)			Collateral as % of Performing Pool Balance as of March 31, 2008
Year Insured(1)	Net Par Outstanding		Other RMBS	Subprime RMBS	ABS	CMBS	Corp	CLO	CDO of ABS	Other CDO	Total	Current Subordination Range Below MBIA(2)	Original Subordination Range Below MBIA(2)	Net Derivative Asset/(Liability) ($in thousands)(3)
CDOs of High-Grade U.S. ABS
2004	1,309		32%	31%	8%	4%	0%	10%	10%	5%	100%	11.5-12.6%	12.5-13.0%	(146,954)
2005	600		45%	34%	1%	1%	0%	5%	8%	6%	100%	19.1%	20.0%	(37,725)
2006(4)	3,250		52%	29%	1%	6%	0%	0%	11%	1%	100%	8.1-18.0%	12.0-14.0%	(547,242)
2007(4)(5)	10,828		45%	35%	0%	6%	0%	2%	10%	3%	100%	0.0-49.1%	13.0-60.0%	(1,511,195)

Sub-total	15,986													(2,243,116)

CDOs of Mezzanine U.S. ABS
2000	38		30%	1%	9%	56%	4%	0%	0%	0%	100%	21.0%	21.4%	—
2002	899		30%	9%	14%	21%	9%	5%	8%	3%	100%	12.8-82.7%	13.8-40.0%	(62,295)
2003	903		31%	23%	16%	20%	1%	5%	1%	3%	100%	0.5-46.3%	21.5-29.8%	0
2004	885		34%	37%	4%	19%	0%	1%	3%	2%	100%	16.0-28.4%	16.0-30.5%	(6,578)
2005	362		9%	54%	2%	31%	0%	0%	2%	3%	100%	20.1%	19.5%	(24,981)
2007(4)	467		54%	40%	0%	3%	0%	0%	2%	1%	100%	25.8%	37.0%	(38,218)

Sub-total	3,554													(132,072)

CDOs of Multi-Sector High Grade Collateral (CDO-Squared)
2001	213		0%	0%	0%	0%	0%	68%	0%	32%	100%	19.1%	5.0%	—
2003	53		0%	0%	0%	0%	0%	100%	0%	0%	100%	72.8%	20.0%	—
2004	1,632		2%	0%	2%	0%	0%	71%	14%	11%	100%	10.0-15.3%	10.0%	(85,207)
2005	1,430		0%	20%	0%	0%	0%	60%	18%	2%	100%	10.0%	10.0%	(135,729)
2006(4)	2,151		4%	19%	2%	0%	0%	44%	29%	1%	100%	10.4-13.0%	10.0-13.0%	(289,584)
2007(4)	3,150		3%	5%	0%	0%	0%	71%	18%	3%	100%	13.0-15.0%	13.0-15.0%	(296,832)

Sub-total	8,629													(807,352)

Total	28,170													(3,182,540)
	1,061		Multi-Sector CDOs European Mezzanine & Other Collateral (4 CDOs) (6)											—
	1,478		Multi-Sector CDOs insured in the Secondary Market prior to 2005 (36 CDOs) (6)											—

Grand Total	30,710	(7)												(3,182,540)

Data was gathered from several third party sources such as trustee reports, Intex, Bloomberg and rating agency websites; therefore, amounts and distributions may differ depending on data source and interpretation. Please note totals may not sum due to rounding.

(1)	Years in which no exposure was insured were omitted.
(2)	The range represents the minimum and maximum subordination for deals written in that year.
(3)

This column represents the net derivative asset/(liability) primarily for CDS deals written in that year. Note that not all insurance contracts are considered derivatives. Please refer to “Note 6: Fair Value of Financial Instruments” in the Notes to Consolidated Financial Statements for the Company’s accounting treatment of derivatives (including CDS on CDOs).

(4)

As of 3/31/08, the Company recognized $1.0 billion of total credit impairment on nine deals insured during 2006 and 2007, with a total net par of $9.2 billion. Three transactions insured in 2006 (totaling $3.3 billion) have an impairment of $0.3 billion while six transactions insured in 2007 (totaling $5.9 billion), have an impairment of $0.7 billion.

(5)

The insured credit derivative contracts for two CDO transactions insured in 2007 were terminated during the second quarter of 2008 without any payment by MBIA; the two CDOs, with $0.8 billion of net par outstanding at 3/31/08, will be excluded from future quarterly reports.

(6)

The table does not provide collateral level detail on 40 CDOs totaling $2.5 billion of net par. Four deals, with $1.0 billion of net par, contain European Mezzanine ABS assets and other collateral, and were closed in 2004, 2005 and 2006. In addition, 36 deals represent insurance sold to investors for CDO tranches in their portfolios (secondary market insurance executions). The deals total $1.5 billion of par and all were insured prior to 2005. In addition, all 36 deals were rated Triple-A at the time MBIA wrote insurance on them.

(7)

This table includes four transactions totaling $1.0 billion that were internally reclassified as of 3/31/08 due to the collateral composition at 3/31/08. Three primary CDOs were originally classified as CRE CDOs and one as a secondary Investment Grade Corporate CDO, but due to current collateral composition changes, they are now classified to be Multi-Sector CDOs. The CMBS collateral within the primary deals is now approximately 30% for the CDOs that were previously classified as CRE CDOs. The four transactions include two CDOs of Mezzanine U.S. ABS insured in 2004 and 2005, with net par totaling $0.7 billion, one CDO of European ABS with net par of $0.3 billion and a secondary CDO of ABS with $15 million of net par as of 3/31/08. These transactions are not impaired.

Structured CMBS Pools and CRE CDOs, page 71

SEC Comment:

10.	For structured commercial mortgage backed securities pools and commercial real estate CDOs please disclose the type, par amount, vintage, credit rating, and level of subordination at origination and December 31, 2007 similar to that which you provided for Multi-sector CDOs on pages 66-70. In addition, please disclose the net derivative asset (liability) for each CDO year insured.

MBIA Response:

To address your comment, the Company has included the following disclosure in its Form 10-Q for the quarter ended March 31, 2008. As requested, this disclosure is similar to the Multi-sector CDO disclosure the Company provided in its Form 10-K for the fiscal year ended December 31, 2007.

“Structured CMBS Pools and CRE CDOs

The Structured CMBS Pools and CRE CDO portfolio is a diversified global portfolio of highly-rated structured transactions primarily supported by collateral from the commercial real estate sector. The Company did not experience any material credit deterioration to this book during the quarter ended March 31, 2008. This portfolio can be sub-divided into two distinct pools: Structured CMBS pools and CRE CDOs.

The Company’s exposure to Structured CMBS Pools totaling $32.4 billion represents 25% of the Company’s CDO exposure and approximately 5% of the Company’s total net par insured as of March 31, 2008. These transactions are pools of CMBS, REIT Debt and CRE CDOs that are structured with a first loss deductible sized to a Triple-A (or a multiple of Triple-A) level of credit protection before consideration is given to the wrap provided by the Company. The credit protection sizing is a function of the underlying collateral ratings and the structural attributes. MBIA’s guaranty policy for most structured CMBS pool transactions covers losses on collateral assets once a deductible has been eroded. The securities in the pool are either cash assets or (more typically) securities referenced synthetically. Each pool consists primarily of CMBS securities drawn from a range of different CMBS securitizations, which in turn are backed by a diverse pool of loans secured by commercial real estate properties. The Company’s Structured CMBS Pools are static, meaning that the collateral pool of securitizations cannot be changed.

The Company’s CRE CDO exposure comprised approximately 8% or $9.9 billion of the Company’s CDO exposure and 1% of the Company’s total insured net par as of March 31, 2008. CRE CDOs are managed pools of CMBS, CRE whole loans, B-Notes, mezzanine loans, REIT debt and other securities (including, in some instances, buckets for RMBS and CRE CDOs) that allow for reinvestment during a defined time period. The structures benefit from typical CDO structural protections such as cash diversion triggers, collateral quality tests and manager replacement provisions. MBIA guarantees timely interest & ultimate principal on these CDOs. As with the Company’s other CDOs, these transactions generally are structured with Triple-A, or a multiple of Triple-A credit support protection below the Company’s guarantee.

The following table shows the collateral composition, original and current subordination for Structured CMBS Pools and CRE CDOs, as well as the net derivative asset/(liability) for each year insured. The collateral level detail for each year insured was calculated using a weighted average of the net par written for deals closed for the insured year. The total collateral amount of the portfolio exceeds the net par written as a result of credit enhancement (such as overcollateralization and subordination) and reinsurance.

Structured CMBS Pools and CRE CDOs: Collateral Composition, Subordination, and Net Derivative Asset/Liability

($ in millions)		Collateral as % of Performing Pool Balance as of March 31, 2008
Year Insured(1)	Net Par Outstanding	Cusip CMBS	Whole Loans	REIT Debt	CRE CDO	Subprime RMBS	Other RMBS	ABS	Other	Total	Current Subordination Range Below MBIA(2)	Original Subordination Range Below MBIA(2)	Net Derivative Asset/ (Liability) ($ in thousands) (3)
CRE CDOs
2004	408	61%	1%	17%	0%	15%	3%	0%	3%	100%	21.6 -22.8%	22.0 -22.4%	—
2005	1,544	53%	0%	6%	9%	19%	6%	6%	1%	100%	19.4 -36.5%	18.0 -36.0%	(133,375)
2006	3,416	40%	46%	7%	7%	0%	1%	0%	0%	100%	24.0 -60.2%	24.0 -55.0%	(175,840)
2007	4,494	58%	21%	12%	6%	4%	0%	0%	0%	100%	22.0 -53.7%	20.0 -60.0%	(269,906)

Sub-total	9,862												(579,121)

Structured CMBS Pools
2004	164	62%	0%	37%	1%	0%	0%	0%	0%	100%	28.1%	26.0%	—
2005	2,075	100%	0%	0%	0%	0%	0%	0%	0%	100%	8.0%	8.0%	(2,804)
2006	7,011	88%	0%	0%	12%	0%	0%	0%	0%	100%	10.0 -70.0%	10.0 -70.0%	(360,535)
2007	22,898	98%	0%	0%	2%	0%	0%	0%	0%	100%	5.0 -82.2%	5.0 -82.3%	(843,190)

Sub-total	32,149												(1,206,529)

Total	42,011												(1,785,649)

	321	Structured CMBS Pools insured in the Secondary Market prior to 2005 (7 CDOs) (4)											—

Grand total	42,332												(1,785,649)

Data was gathered from several third party sources such as trustee reports, Intex, Bloomberg and rating agency websites; therefore, amounts and distributions may differ depending on data source and interpretation. Please note totals may not sum due to rounding.

(1)	Years in which no exposure was insured were omitted.
(2)	The range represents the minimum and maximum subordination for deals written in that year.

(3)

This column represents the net derivative asset/(liability) primarily for CDS deals written in that year. Note that not all insurance contracts are considered derivatives. Please refer to “Note 6: Fair Value of Financial Instruments” in the Notes to Consolidated Financial Statements for the Company’s accounting treatment of derivatives (including CDS on CDOs).

(4)

The table does not provide collateral level detail on seven Structured CMBS pools totaling $0.3 billion of net par executed in the secondary market. These deals were insured prior to 2005. In addition, all seven deals were rated Triple-A at the time MBIA wrote insurance.

The Company’s $42.3 billion net par Structured CMBS Pools and CRE CDO portfolio at March 31, 2008 did not contain any CDOs of ABS exposures, and the Structured CMBS Pools did not contain any Subprime and Non-subprime RMBS exposures. The underlying credit ratings of the collateral that support the Subprime RMBS, Non-subprime RMBS exposures along with their vintage are presented for the CRE CDO portfolio in the following tables.

CRE CDOs: Vintage and Collateral Ratings of CDOs Containing Subprime RMBS

($ in millions)			Vintage of Subprime RMBS				Breakdown of Subprime RMBS
Year Insured(1)	Net Par Outstanding	% Subprime collateral	2005 and Prior	2006	2007	Total	AAA	AA	A	BBB	Below IG(2)	Total
CRE CDOs
2004	408	15%	15%	0%	0%	15%	0%	2%	5%	9%	0%	15%
2005	1,544	19%	13%	4%	2%	19%	0%	0%	3%	14%	2%	19%
2006	3,416	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
2007	4,494	4%	2%	1%	1%	4%	0%	0%	1%	0%	3%	4%

Sub-total	9,862

	32,149	Structured CMBS Pools

Total	42,011

	321	Structured CMBS Pools insured in the Secondary Market prior to 2005 (7 CDOs) (3)

Grand total	42,332

All figures represent MBIA’s insured net par outstanding as of March 31, 2008. Data was gathered from several third party sources such as trustee reports, Intex, Bloomberg and rating agency websites; therefore, amounts and distributions may differ depending on data source and interpretation. Collateral ratings are current as of April 30, 2008. Please note totals may not sum due to rounding.

(1)	Years in which no exposure was insured were omitted.
(2)	Below IG (Investment Grade) denotes collateral credit ratings of below BBB-.
(3)

The table does not provide collateral level detail on seven Structured CMBS pools totaling $0.3 billion of net par executed in the secondary market. These deals were insured prior to 2005. In addition, all seven deals were rated Triple-A at the time MBIA wrote insurance.

CRE CDOs: Vintage and Collateral Ratings of CDOs Containing Non Subprime RMBS

($ in millions)			Vintage of Non Subprime RMBS				Breakdown of Non Subprime RMBS
Year Insured(1)	Net Par Outstanding	% Non Subprime collateral	2005 and Prior	2006	2007	Total	AAA	AA	A	BBB	Below IG(2)	Total
CRE CDOs
2004	408	3%	2%	0%	1%	3%	2%	0%	0%	1%	0%	3%
2005	1,544	6%	3%	2%	0%	6%	0%	0%	1%	5%	0%	6%
2006	3,416	1%	0%	1%	0%	1%	0%	0%	0%	0%	1%	1%
2007	4,494	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Sub-total	9,862

	32,149	Structured CMBS Pools

Total	42,011

	321	Structured CMBS Pools insured in the Secondary Market prior to 2005 (7 CDOs) (3)

Grand total	42,332

All figures represent MBIA’s insured net par outstanding as of March 31, 2008. Data was gathered from several third party sources such as trustee reports, Intex, Bloomberg and rating agency websites; therefore, amounts and distributions may differ depending on data source and interpretation. Collateral ratings are current as of April 30, 2008. Please note totals may not sum due to rounding.

(1)	Years in which no exposure was insured were omitted.
(2)	Below IG (Investment Grade) denotes collateral credit ratings of below BBB-.
(3)

The table does not provide collateral level detail on seven Structured CMBS pools totaling $0.3 billion of net par executed in the secondary market. These deals were insured prior to 2005. In addition, all seven deals were rated Triple-A at the time MBIA wrote insurance.”

Investment Grade Corporate CDOs and Structured Corporate Credit Pools and High Yield Corporate CDOs, page 71

SEC Comment:

11.	For investment grade CDOs and structured corporate credit pools and high yield corporate CDOs please disclose the type, par amount, vintage, credit rating, and level of subordination at origination and December 31, 2007 similar to that which you provided for Multi-sector CDOs on pages 66-70. In addition, please disclose the net derivative asset (liability) for each CDO year insured.

MBIA Response:

To address your comment, the Company has included the following disclosure in its Form 10-Q for the quarter ended March 31, 2008. As requested, this disclosure is similar to the Multi-sector CDO disclosure the Company provided in its Form 10-K for the fiscal year ended December 31, 2007.

“Investment Grade Corporate CDOs and Structured Corporate Credit Pools

As of March 31, 2008, the majority of insurance protection provided by MBIA for its Investment Grade Corporate CDO exposure attached at a super senior level and the Company’s insured Investment Grade Corporate CDOs had not experienced any material credit deterioration. The Company’s net par exposure to Investment Grade Corporate CDOs represents 33% of the Company’s CDO exposure and approximately 6% of the Company’s total net par insured. The Company’s Investment Grade Corporate CDO exposure references pools of predominantly investment grade corporate credits; some of these pools may also include limited exposure to other asset classes, including structured finance securities (including RMBS and CDO collateral). Most of MBIA’s Investment Grade Corporate CDO policies guaranty coverage of losses on collateral assets once a deductible has been eroded, and are generally bespoke structures.

In addition, $14.9 billion net par of MBIA’s insured Investment Grade Corporate CDOs are typically structured to include buckets (30%-35% allocations) of references to Investment Grade Corporate CDO monotranches. In such transactions, MBIA’s insured Investment Grade Corporate CDOs includes, among direct corporate or structured credit reference risks, a monotranche or single layer of credit risk referencing a diverse pool of corporate assets or obligors with a specific attachment and a specific detachment point. The reference monotranches in such CDOs are typically rated double-A and each reference monotranche will typically be sized to approximately 3% of the overall reference risk pool. Deals with buckets for monotranche exposure are managed transactions. The inner referenced monotranches are themselves managed exposures (managed by the same manager as the MBIA insured investment grade corporate CDO), and are not subject to acceleration and other control right provisions vested with a senior investor.

Of the Company’s $43.0 billion net par Investment Grade CDO portfolio at March 31, 2008, the collateral composition, underlying credit ratings of the collateral that support the Subprime RMBS, Non-subprime RMBS, and CDOs of ABS exposures along with their vintage are presented in the following tables. The collateral level detail for each year insured was calculated using a weighted average of the net par written for deals closed for the insured year. The total collateral amount of the portfolio exceeds the net par written as a result of credit enhancement (such as overcollateralization and subordination) and reinsurance.

Investment Grade Corporate CDO Portfolio: Collateral Composition, Subordination, and Net Derivative Asset/Liability

($ in millions)		Collateral as % of Performing Pool Balance as of March 31, 2008
Year Insured(1)	Net Par Outstanding	Corp(5)	ABS	Subprime RMBS	Other RMBS	CDO(2)	Other	Total	Current Subordination Range Below MBIA(3)	Original Subordination Range Below MBIA(3)	Net Derivative Asset/(Liability) ($ in thousands) (4)
2003 and Prior	5,760	100%	0%	0%	0%	0%	0%	100%	8.3 - 25.0%	11.0 - 22.0%	(2,139)
2004(5)	5,903	88%	0%	8%	2%	2%	0%	100%	10.5 - 15.0%	10.0 - 15.0%	(255,880)
2005(5)	8,023	92%	0%	4%	2%	2%	0%	100%	12.5 - 25.0%	12.5 - 27.5%	(188,801)
2006(5)	8,860	90%	0%	5%	3%	2%	0%	100%	16.0 - 38.8%	16.0 - 40.0%	(249,025)
2007(5)	13,912	96%	0%	2%	2%	1%	0%	100%	15.0 - 35.0%	15.0 - 35.0%	(166,354)

Sub-total	42,458										(862,199)

	512	Investment Grade Corporate CDOs insured in the Secondary Market prior to 2003 (14 CDOs) (6)									—

Grand Total	42,970										(862,199)

Data was gathered from several third party sources such as trustee reports, Intex, Bloomberg and rating agency websites; therefore, amounts and distributions may differ depending on data source and interpretation. Please note totals may not sum due to rounding.

(1)	Years in which no exposure was insured were omitted.
(2)	The CDO collateral composition contains CDO’s of ABS, Collateralized Loan Obligations (CLOs), and Collateralized Bond Obligations (CBOs).
(3)	The range represents the minimum and maximum subordination for deals written in that year.
(4)

This column represents the net derivative asset/(liability) primarily for CDS deals written in that year. Note that not all insurance contracts are considered derivatives. Please refer to “Note 6: Fair Value of Financial Instruments” in the Notes to Consolidated Financial Statements for the Company’s accounting treatment of derivatives (including CDS on CDOs).

(5)

The years contain deals with allowances for synthetic tranches of leveraged investment grade corporate debt. Collateral contained in referenced Monotranche obligations are classified as Corporate Exposure as they are 100% corporate references.

(6)

The table does not provide collateral level detail on 14 Investment Grade CDOs totaling $0.5 billion of net par. These deals were insured prior to 2003. In addition, all 14 deals were rated Triple-A at the time MBIA wrote insurance on them.

Investment Grade Corporate CDO Portfolio: Vintage and Collateral Ratings of CDOs Containing Subprime RMBS

($ in millions)			Vintage of Subprime RMBS				Subprime RMBS - Ratings As of April 30, 2008
Year Insured(1)	Net Par Outstanding	% Collateral that is Subprime	2005 and Prior	2006	2007	Total	AAA	AA	A	BBB	Below IG(2)	Total
2003 and Prior	5,760	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
2004(3)	5,903	8%	6%	1%	1%	8%	0%	1%	4%	2%	1%	8%
2005(3)	8,023	4%	2%	1%	1%	4%	0%	1%	0%	1%	2%	4%
2006(3)	8,860	5%	1%	3%	1%	5%	0%	1%	0%	1%	2%	5%
2007(3)	13,912	2%	0%	1%	0%	2%	0%	0%	0%	0%	0%	2%

Sub-total	42,458

	512	Investment Grade Corporate CDOs insured in the Secondary Market prior to 2003 (14 CDOs) (4)

Grand Total	42,970

All figures represent MBIA’s insured net par outstanding as of March 31, 2008. Data was gathered from several third party sources such as trustee reports, Intex, Bloomberg and rating agency websites; therefore, amounts and distributions may differ depending on data source and interpretation. Collateral ratings are current as of April 30, 2008. Please note totals may not sum due to rounding.

(1)	Years in which no exposure was insured were omitted.
(2)	Below IG (Investment Grade) denotes collateral credit ratings of below BBB-.
(3)

These years contain deals with allowances for synthetic tranches of leveraged investment grade corporate debt. Collateral contained in referenced Monotranche obligations are classified as Corporate Exposure as they are 100% corporate references.

(4)

The table does not provide collateral level detail on 14 Investment Grade CDOs totaling $0.5 billion of net par. These deals were insured prior to 2003. In addition, all 14 deals were rated Triple-A at the time MBIA wrote insurance on them.

Investment Grade Corporate CDO Portfolio: Vintage and Collateral Ratings of CDOs Containing Non Subprime RMBS

($ in millions)			Vintage of Non Subprime RMBS				Non Subprime RMBS - Ratings As of April 30, 2008
Year Insured(1)	Net Par Outstanding	% Collateral that is Non Subprime	2005 and Prior	2006	2007	Total	AAA	AA	A	BBB	Below IG(2)	Total
2003 and Prior	5,760	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
2004(3)	5,903	2%	1%	1%	0%	2%	1%	1%	0%	0%	0%	2%
2005(3)	8,023	2%	1%	1%	0%	2%	0%	1%	0%	1%	1%	2%
2006(3)	8,860	3%	1%	2%	0%	3%	1%	1%	0%	0%	1%	3%
2007(3)	13,912	2%	0%	1%	1%	2%	0%	1%	0%	0%	0%	2%

Sub-total	42,458

	512	Investment Grade Corporate CDOs insured in the Secondary Market prior to 2003 (14 CDOs) (4)

Grand Total	42,970

All figures represent MBIA’s insured net par outstanding as of March 31, 2008. Data was gathered from several third party sources such as trustee reports, Intex, Bloomberg and rating agency websites; therefore, amounts and distributions may differ depending on data source and interpretation. Collateral ratings are current as of April 30, 2008. Please note totals may not sum due to rounding.

(1)	Years in which no exposure was insured were omitted.

(2)	Below IG (Investment Grade) denotes collateral credit ratings of below BBB-.
(3)

The years contain deals with allowances for synthetic tranches of leveraged investment grade corporate debt. Collateral contained in referenced Monotranche obligations are classified as Corporate Exposure as they are 100% corporate references.

(4)

The table does not provide collateral level detail on 14 Investment Grade CDOs totaling $0.5 billion of net par. These deals were insured prior to 2003. In addition, all 14 deals were rated Triple-A at the time MBIA wrote insurance on them.

Investment Grade Corporate CDO Portfolio: Vintage and Collateral Ratings of CDOs Containing CDOs of ABS

($ in millions)			Vintage of CDO of ABS				CDO of ABS - Ratings As of April 30, 2008
Year Insured(1)	Net Par Outstanding	% Collateral that is CDO of ABS	2005 and Prior	2006	2007	Total	AAA	AA	A	BBB	Below IG(2)	Total
2003 and Prior	5,760	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
2004(3)	5,903	2%	1%	0%	0%	2%	1%	1%	0%	0%	0%	2%
2005(3)	8,023	1%	0%	0%	0%	1%	0%	0%	0%	0%	0%	1%
2006(3)	8,860	1%	0%	1%	0%	1%	0%	0%	0%	0%	0%	1%
2007(3)	13,912	1%	0%	0%	0%	1%	0%	0%	0%	0%	0%	1%

Sub-total	42,458

	512	Investment Grade Corporate CDOs insured in the Secondary Market prior to 2003 (14 CDOs) (4)

Grand Total	42,970

All figures represent MBIA’s insured net par outstanding as of March 31, 2008. Data was gathered from several third party sources such as trustee reports, Intex, Bloomberg and rating agency websites; therefore, amounts and distributions may differ depending on data source and interpretation. Collateral ratings are current as of April 30, 2008. Please note totals may not sum due to rounding.

(1)	Years in which no exposure was insured were omitted.
(2)	Below IG (Investment Grade) denotes collateral credit ratings of below BBB-.
(3)

These years contain deals with allowances for synthetic tranches of leveraged investment grade corporate debt. Collateral contained in referenced Monotranche obligations are classified as Corporate Exposure as they are 100% corporate references.

(4)

The table does not provide collateral level detail on 14 Investment Grade CDOs totaling $0.5 billion of net par. These deals were insured prior to 2003. In addition, all 14 deals were rated Triple-A at the time MBIA wrote insurance on them.

High Yield Corporate CDOs

The High Yield Corporate CDO portfolio totaling $13.4 billion is largely comprised of low leverage middle market/special opportunity corporate loan transactions, broadly syndicated bank CLOs and older vintage corporate high yield bond CDOs. The CDOs in this category are diversified by both vintage and geography (with European and U.S. collateral). The Company’s net par exposure to High Yield Corporate CDOs represents 10% of the Company’s CDO exposure and approximately 2% of the Company’s total net par insured as of March 31, 2008. The Company did not experience any material credit deterioration to this book during the quarter ended March 31, 2008. The High Yield Corporate CDO portfolio did not contain any Subprime RMBS, Non-subprime RMBS, and CDOs of ABS exposures.

The following table shows the collateral composition, original and current subordination for the High Yield Corporate CDOs, as well as the net derivative asset/(liability) for each year insured. The collateral level detail for each year insured was calculated using a weighted average of the net par written for deals closed for the insured year. The total collateral amount of the portfolio exceeds the net par written as a result of credit enhancement (such as overcollateralization and subordination) and reinsurance.

High Yield Corporate CDOs: Collateral Composition, Subordination, and Net Derivative Asset/Liability

($ in millions)			Collateral as % of Performing Pool Balance as of March 31, 2008
Year Insured(1)	Net Par Outstanding		Corp	Current Subordination Range Below MBIA(2)		Original Subordination Range Below MBIA(2)	Net Derivative Asset/(Liability) ($ in thousands) (3)
1996	73		100%	0.0	%(4)	12.1%	—
1997	53		100%	0.0	%(4)	12.1%	—
1998	163		100%	0.0 - 62.7	%(4)	14.7 - 34.2%	—
1999	37		100%	12.7 - 80.5%		19.8 - 29.4%	—
2000	0		100%	0.0%		14.7%	—
2002	216		100%	16.5%		19.4%	—
2003	901		100%	17.5 - 52.4%		24.2 - 40.0%	(96)
2004	1,242		100%	26.1 - 32.2%		22.0 - 33.3%	—
2005	1,322		100%	17.6 - 51.4%		21.8 - 34.0%	—
2006	6,451		100%	10.0 - 44.8%		10.0 - 49.0%	(2,912)
2007	2,335		100%	30.1 - 46.1%		31.0 - 42.0%	(45)

Sub-total	12,792						(3,053)

	800		High Yield Corporate CDOs insured in the Secondary Market prior to 2004 (36 CDOs) (5)				—

Grand Total	13,592	(6)					(3,053)

Data was gathered from several third party sources such as trustee reports, Intex, Bloomberg and rating agency websites; therefore, amounts and distributions may differ depending on data source and interpretation. Please note totals may not sum due to rounding.

(1)	Years in which no exposure was insured were omitted.
(2)	The range represents the minimum and maximum subordination for deals written in that year.
(3)

This column represents the net derivative asset/(liability) primarily for CDS deals written in that year. Note that not all insurance contracts are considered derivatives. Please refer to “Note 6: Fair Value of Financial Instruments” in the Notes to Consolidated Financial Statements for the Company’s accounting treatment of derivatives (including CDS on CDOs).

(4)	CDOs with zero subordination are currently being remediated and have reserves established against them.
(5)

The table does not provide collateral level detail on 36 High Yield CDOs totaling $0.8 billion of net par. These deals were insured prior to 2004. In addition, all 36 deals were rated Triple-A at the time MBIA wrote insurance on them.

(6)	The table includes Emerging Market CDOs totaling $0.2 billion of net par.”

Investment Management Services Operation, page 71

SEC Comment:

12.	You had principal protection guarantee derivative instruments with a notional amount of $6.5 billion at December 31, 2007. Please revise your disclosures with respect to principal protection guarantees to address the following:

•	A description of the possible financial returns and exposure to loss that, you are assuming on principal protection guarantees, and

•	The gains or losses recognized on principal protection guarantees over the last three years.

MBIA Response:

The Company has disclosed that it had principal protection guarantee derivatives totaling $6.5 billion in notional amount as of December 31, 2007, of which $4.2 billion related to its investment management services operations and $2.3 billion related to its insurance operations.

In addition to the Company’s disclosure of principal protection guarantees within its investment management services operations in “Note 6: Derivative Instruments”, the Company included the following disclosure in “Note 18: Short-Term Debt, Long-Term Debt and Other Borrowing Arrangements” in the Notes to Consolidated Financial Statements included in the Company’s Form 10-K for the fiscal year ended December 31, 2007.

“In addition, the Company has issued commitments to three pooled investment programs managed or administered by MBIA-MISC and its subsidiary. These commitments cover losses in such programs should the net asset values per share decline below specified per share values. At December 31, 2007, the maximum amount of future payments that the Company would be required to make under these commitments was $4.2 billion. These commitments shall be in effect so long as MBIA-MISC and its subsidiary remain as manager or administrator and each program remains in compliance with its respective investment objectives and policies.”

These principal protection guarantees are provided as part of MBIA-MISC’s investment management agreements and the Company does not receive additional fees for providing them. The likelihood that the Company will be required to make payments under these guarantees is very remote given the high quality, liquid nature and short duration of the investments held within each pooled program. The market value of the Company’s principal protection guarantee derivatives is very small, reflecting the very remote likelihood that the Company will incur a loss. The Company has not made any payments to date relating to these guarantees and the mark-to-market gains (losses) on these derivatives for the years ended 2005, 2006 and 2007 were $(9) thousand, $2 thousand and $2 thousand, respectively.

Under a principal protection fund program, MBIA’s insurance operations provide insurance policies to a group of fund products introduced by Aetna in 1987, whereby MBIA guaranteed the return of principal to investors. Structurally, MBIA is protected by a portion of the portfolio that is rebalanced daily to match the present value of MBIA’s guarantee. As of December 31, 2007, the maximum amount of future payments that the Company would be required to make under these guarantees was $2.3 billion. The Company has not made any payments to date relating to these guarantees and the mark-to-market gains (losses) on these derivatives for the years ended 2005, 2006 and 2007 were $0 thousand, reflecting the extremely remote likelihood that MBIA will incur a loss.

The Company will provide expanded disclosure, similar to the above, in its next quarterly report filed on Form 10-Q.

Market Risks, page 82

SEC Comment:

13.	Please tell us why using a 100 basis point maximum change in your sensitivity analysis is appropriate in light of the significant widening in credit spreads over the last several quarters and the guidance in Item 305 of Regulation S-K that you should select hypothetical changes that reflect reasonably possible changes.

MBIA Response:

Although average credit spreads had increased by over 200 basis points in the fourth quarter of 2007, the Company also considered the volatility of credit spreads over the last several years. At the time, MBIA did not believe it was reasonably likely that the extreme credit spread widening which occurred in the third and fourth quarters of 2007 would continue. The Company believed that future reasonably likely credit spread changes would be within levels experienced prior to the third and fourth quarters of 2007, which were significantly less. Subsequent to the end of 2007, credit spreads continued to experience volatility and widen further. Accordingly, MBIA revised its expectation of reasonably likely changes in credit spreads and increased the maximum credit spread used in its sensitivity analysis to 500 basis points.

Below is the credit spread sensitivity analysis the Company included in its Form 10-Q for the quarter ended March 31, 2008.

“Sensitivity to changes in credit spreads can be estimated by projecting a hypothetical instantaneous shift in credit spread curves. The following table presents the estimated pre-tax change in fair value and the cumulative estimated net fair value of the Company’s credit derivatives portfolio of instantaneous shifts in credit spreads as of March 31, 2008. Estimated changes in fair value are calculated using the valuation methods described in the “Critical Accounting Estimates” section included herein. Contracts for which fair value is calculated using specific dealer quotes or actual transaction prices are excluded from the following table as the Company is unable to obtain data necessary to model hypothetical changes in such contracts.

	Change in Credit Spreads
In millions	500 Basis Point Decrease	200 Basis Point Decrease	50 Basis Point Decrease	0 Basis Point Change	50 Basis Point Increase	200 Basis Point Increase	500 Basis Point Increase
Estimated pre-tax net gain/(loss)	$3,006	$1,583	$432	—	$(355)	$(1,643)	$(3,629)
Estimated net fair value	$(4,273)	$(5,696)	$(6,847)	$(7,279)	$(7,634)	$(8,922)	$(10,908)

Actual shifts in credit spread curves will vary based on the credit quality of the underling reference obligations. In general, within any asset class, higher credit rated reference obligations will exhibit less credit spread movement than lower credit rated reference obligations. Additionally, the degree of credit spread movement can vary significantly for different asset classes. The basis point change presented in the preceding table, however, represents a fixed basis point change in reference obligation credit spreads across all credit quality rating categories and asset classes and, therefore, the actual impact of spread changes would vary from this presentation depending on the credit rating and distribution across asset classes, both of which will adjust over time depending on new business written and runoff of the existing portfolio.”

Consolidated Statements of Cash Flow, page 89

SEC Comment:

14.	Please tell us what collateral due to swap counterparty of $110.6 million in 2007 represents and why it is classified as a financing activity. Please also tell us how you classified collateral that you posted and or received within operating, investing and financing activities under investment agreements, principal protection guarantee contracts, and any other legal agreements.

MBIA Response:

Under certain non-insurance derivative contracts entered into by the Company, collateral postings are required by either MBIA or the counterparty when the aggregate market value of derivative contracts entered into with the same counterparty exceeds a predefined threshold. Cash or securities may be posted as collateral at the option of the party posting the collateral. During the year ended December 31, 2007, the Company received cash collateral of $110.6 million from derivative counterparties and had not posted cash as collateral. As such, the Company made the following disclosure in “Note 6: Derivative Instruments” in the Notes to Consolidated Financial Statements included in its Form 10-K for the fiscal year ended December 31, 2007.

“In certain non-insurance derivative contracts, the Company also manages credit risk through collateral agreements that give the Company the right to hold or the obligation to provide collateral when the current market value of certain derivative contracts exceeds an exposure threshold. Under these arrangements, the Company may receive or provide U.S. Treasury and other highly rated securities or cash to secure counterparties’ exposure to the Company or its exposure to counterparties, respectively. Such collateral is available to the holder to pay for replacing the counterparty in the event that the counterparty defaults. As of December 31, 2007, the Company held cash and securities as collateral of $110.2 million and $51.6 million, respectively, and securities totaling $56.0 million were pledged by the Company under these agreements.”

The Company reports cash received or posted in its Consolidated Statements of Cash Flows consistent with the classification of the asset or liability that had created the posting requirement. In the case of the $110.6 million cash collateral received from swap counterparties, the related swap transactions primarily comprised economic hedges of investment agreement and medium-term note liabilities, which the Company had classified under financing activities in its Consolidated Statements of Cash Flows. The Company did not receive or post cash collateral under any other derivative or legal agreements during the years presented in its Consolidated Statements of Cash Flows included in its Form 10-K for the fiscal year ended December 31, 2007. The Company will disclose its policy for reporting cash received or posted as collateral in its Consolidated Statements of Cash Flows in its next quarterly report filed on Form 10-Q.

Note 4 – Goodwill, page 101

SEC Comment:

15.	You had a goodwill asset of $79.4 million at December 31, 2007. It appears that you performed the goodwill impairment analysis at the insurance and investment management services reportable segment levels. Please revise your critical accounting estimate disclosure to include the following:

•	Your reporting units and whether they are operating segments or components of your operating segments,

•	The carrying amounts and the fair values of your reporting units at December 31, 2007,

•	The goodwill amounts allocated to your reporting units at December 31, 2007, and

•	The significant assumptions involved in estimating the fair value of your reporting units.

MBIA Response:

The Company had goodwill totaling $79.4 million as of December 31, 2007, of which $76.9 million was within the Company’s insurance operations and $2.5 million was within the Company’s investment management services operations.

MBIA’s insurance operations are principally conducted through MBIA Insurance Corporation and its subsidiaries (“MBIA Corp.”). The Company defines its insurance operations as both a reporting unit and an operating segment. The carrying amount and estimated fair value of the Company’s insurance operations were $4.5 billion and $7.3 billion as of December 31, 2007, respectively.

The fair value of the Company’s insurance operations is estimated by increasing book value calculated under U.S. generally accepted accounting principles (shareholders’ equity) for the after-tax effects of net deferred premium revenue and the present value of installment premiums less the after-tax effects of deferred acquisition costs and a provision for losses to arrive at adjusted book value. Adjusted book value is a measure commonly provided by financial guarantee companies, which MBIA believes provides a comprehensive measure of the value of the Company since it expects that the adjustments to book value will affect future results and, in general, do not require any additional future performance obligation on the part of the Company. The assumptions used to estimate the fair value of the insurance operations are (i) its statutory income tax rate of 35%, (ii) the pre-tax yield of its investment portfolio of 5.06% and an estimate of future installment premiums to arrive at the present value of future installment premiums, and (iii) its 12% loss factor to arrive at the provision for losses.

MBIA’s investment management services operations are primarily conducted by wholly owned subsidiaries of MBIA Asset Management, LLC. The Company defines its investment management services operations as a reporting unit consisting of three reporting unit components or reportable segments (asset/liability products, advisory services, and conduits).

Goodwill allocated to the advisory services segment is related to MBIA Municipal Investors Service Corporation (“MBIA-MISC”) and totaled $2.5 million as of December 31, 2007. As of December 31, 2007, MBIA-MISC’s carrying amount and estimated fair value were $40.6 million and $73.6 million, respectively.

MBIA-MISC’s fair value is estimated by using a multiple of its earnings before income tax, depreciation and amortization (“EBITDA”), which is a common method used to value investment management companies. The assumption used to arrive at MBIA-MISC’s fair value is a multiple of ten times EBITDA.

The Company will include disclosure similar to the above in its next quarterly report filed on Form 10-Q.

Note 11 – Investments, page 112

SEC Comment:

16.	Please revise your management’s discussion and analysis to disclose the following regarding the significant unrealized losses on your asset-backed investments as of December 31, 2007:

•	The amount of unrealized loss and investment fair value by asset-backed investment category and for any material individual asset-backed securities,

•

The key assumptions made and factors considered in reaching the conclusion that the decline below cost is not other-than-temporary for each asset-backed investment category and for any material individual asset-backed securities, and

•	The unrealized loss by credit rating and by asset-backed investment category.

MBIA Response:

To address your comment, the Company has included the following disclosure in its Form 10-Q for the quarter ended March 31, 2008.

“Investments for which the Company has recorded unrealized losses are tested quarterly for other-than-temporary impairment. For each security that meets the threshold of either 20% impaired at the time of review or 5% impaired at the time of review with a fair value below amortized cost for a consecutive 12-month period, a further analysis of the security is performed to assess if the impairment is other-than-temporary. See “Note 2: Significant Accounting Policies” in the notes to consolidated financial statements included in MBIA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for additional information on our policy for assessing other-than-temporary impairments. As of March 31, 2008, the Company had a pre-tax unrealized net loss of $1.8 billion related to its investment management services operations’ available-for-sale investment portfolio, which primarily resulted from changes in the market value of asset-backed securities due to significant widening of market credit spreads. Included in the unrealized pre-tax net loss of $1.8 billion were unrealized net losses totaling $1.2 billion within the asset-backed sector, primarily consisting of CDO, RMBS, auto loan and credit card investments. The

Company’s investment management services operations has entered into total return swaps that economically hedge changes in the value of certain asset-backed investments. As of March 31, 2008, cumulative pre-tax gains on these total return swaps were $350 million.

The following table presents the fair values and unrealized losses by credit rating category of asset-backed securities included in our consolidated investment portfolio as of March 31, 2008 for which fair value is less than amortized cost. Fair values include the benefit of guarantees provided by financial guarantors, including MBIA. The credit ratings are based on ratings from Moody’s as of March 31, 2008 or an alternate ratings source, such as S&P, when a security is not rated by Moody’s.

(in millions) Asset-Backed Sector	Aaa		Aa		A		Baa		Below investment grade		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
ABS CDO	$666	$(449)	$88	$(97)	$48	$(119)	$53	$(35)	$—	$—	$855	$(700)
Non-Agency RMBS	825	(123)	20	(24)	65	(23)	127	(43)	—	—	1,037	(213)
Corporate CDO	1,087	(104)	—	—	—	—	—	—	—	—	1,087	(104)
Auto Loans	483	(15)	—	—	27	(2)	96	(14)	—	—	606	(31)
Credit Cards	586	(27)	—	—	3	(1)	—	—	—	—	589	(28)
CMBS	9	—	—	—	14	(2)	—	—	—	—	23	(2)
Other ABS	453	(49)	6	—	17	(3)	102	(27)	—	—	578	(79)

Total	$4,109	$(767)	$114	$(121)	$174	$(150)	$378	$(119)	$—	$—	$4,775	$(1,157)

We have reviewed the above securities as part of our assessment of other-than-temporary impairments of our entire investment portfolio. During our review, we assessed (i) the magnitude and duration of declines in fair value and (ii) the reasons for the declines, such as general credit spread movements in each asset-backed sector, transaction-specific changes in credit spreads, credit rating downgrades, and modeled defaults and principal and interest payment priorities within each investment structure. All of our ABS investments included in the above table continue to be rated investment grade with 86% rated Aaa. Based on this assessment, we concluded that eight CDO investments were other than temporarily impaired as of March 31, 2008 and recorded realized losses on these securities through current earnings. We believe that, over time, the remainder of our asset-backed investments will recover to fair values at least equal to their amortized costs through improvements in market conditions and the repayment of principal. As we have the ability and intent to hold these securities until such a recovery in value, we have not realized losses on the remainder of our asset-backed investment portfolio through current earnings.”

Note 13 – Income Taxes, page 117

SEC Comment:

17.	You disclose that no valuation allowance is necessary on the $1.2 billion in deferred tax assets balance at December 31, 2007 since the “deferred tax assets will more likely than not be fully recognized in future periods.” We, however, note in your filing that:

•	You intend to suspend writing new structured finance business for an estimated six month period to increase capital safety margins,

•	You intend to cease issuing insurance policies for new credit derivative transactions except in transactions related to the reduction of existing derivative exposure,

•	You have material mark-to-market losses for January 2008, and

•	You intend to eliminate the current MBIA dividend to provide additional capital flexibility.

Please disclose within MD&A all of the positive and negative factors that you considered and the reasons that you concluded that it is more likely than not that the $1.2 billion in deferred tax assets will be realized. Please refer to paragraphs 20-25 of SFAS 109 for guidance.

MBIA Response:

To address your comment, the Company has included the following disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the Notes to Consolidated Financial Statements included in its Form 10-Q for the quarter ended March 31, 2008.

“As a result of the cumulative mark-to-market losses of $6.9 billion, primarily related to the insured credit derivatives, the Company established a deferred tax asset of $2.4 billion, which is included in the Company’s total deferred tax asset of $2.9 billion as of March 31, 2008. We believe that it is more likely than not that our total $2.9 billion in deferred tax assets will be realized. As such, no valuation allowance was established. In its conclusion, the Company considered the following factors:

•

Due to the long-tail nature of the financial guarantee business, it is important to note that the Company, even without regard to any new business, will have a steady stream of scheduled premium earnings with respect to the existing insured portfolio. The Company’s announcement of a six-month suspension in writing new structured finance transactions and a complete exit from the insurance of credit derivatives would not have an impact on the expected earnings related to the existing insured portfolio (i.e. the “back-book” business). The Company performed a taxable income projection in a hypothetical extraordinary loss/impairment scenario and concluded that premium earnings, even without regard to any new business, combined with taxable investment income, less deductible expenses, will be sufficient to recover the deferred tax assets of $2.9 billion.

•

The Company’s decision to eliminate the current dividend and raise $2.6 billion in additional capital in January and February of 2008 is not a result of lack of liquidity in terms of working capital but rather for ratings agencies’ additional capital requirement in order to preserve the Company’s triple-A rating. The Company has approximately $41.8 billion in investments at March 31, 2008.

•

The Company historically has not had any unused tax benefits that have expired (i.e. net operating loss or capital loss carryforwards). The deferred tax asset related to the mark-to-market loss stems largely from the widening of the credit spreads related to the insured credit derivative contracts. The Company believes that the recorded deferred tax asset will be realized as the Company expects the recorded mark-to-market adjustment to reverse at maturity with the exception of credit impairments.”

Note 14 – Business Segments, page 120

SEC Comment:

18.	Please tell us your operating segments as defined in SFAS 131. If your public finance, structured finance and credit default swap derivative products are operating segments, please also tell us the reasons for aggregating them within the Insurance segment. Please discuss how you determined that the economic characteristics and the five criteria for aggregation outlined in paragraph 17 of SFAS 131 are similar for these three product lines.

MBIA Response:

MBIA manages its activities primarily through two principal business operations: insurance and investment management services. The operating segments of MBIA consist of insurance, asset/liability products, advisory services, conduits and corporate. The operating segments that are components of the investment management services business consist of asset/liability products, advisory services, and conduits.

The insurance operating segment is in the business of providing an unconditional and irrevocable guarantee of the payment of principal and interest on insured obligations from which it earns revenue and incurs expenses. The business activities of the insurance operating segment are regularly reviewed by the Chief Operating Decision Maker (CODM) to assess the performance of the segment and to make decisions about the allocation of resources to the segment. Discrete financial information is available for the insurance operating segment, and is regularly reviewed by the CODM.

MBIA considers public finance, structured finance and credit default swap derivative products to be part of the insurance operating segment, and not separate operating segments, as the characteristics of each product are similar in that they all provide protection from financial loss and utilize much of the same internal resources and technology. Additionally, the Company does not prepare discrete financial information for each product within its insurance segment at the level used to evaluate all segments of the Company by the CODM. Therefore, the Company believes that the insurance operations taken as a whole constitutes an operating segment as defined under SFAS 131. Under SFAS 131, paragraph 16, MBIA is required to report the insurance operating segment separately as a reportable segment. As a result of reporting the insurance operating segment as a reportable segment, the aggregation criteria for public finance, structured finance and credit default swap derivative products under paragraph 17 does not apply.

Note 21 – Reinsurance, page 131

SEC Comment:

19.	Please disclose the net credit derivative assets (liabilities) related to credit default swap transactions with the reinsurers in a separate column within the table.

MBIA Response:

To address your comment, the Company has included the below disclosure in its Form 10-Q for the quarter ended March 31, 2008. As the Company has not included a reinsurance footnote in its Form 10-Q for the quarter ended March 31, 2008, this disclosure appears in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

“As of March 31, 2008, the aggregate amount of insured par ceded by MBIA to reinsurers under reinsurance agreements was $78.3 billion. Additionally, the Company has other reimbursement agreements not accounted for as reinsurance, primarily with a reinsurer rated AA- by S&P and Aa3 by Moody’s, covering $4.0 billion of insured par. The following table presents the percentage of outstanding par ceded, the reinsurance recoverable, derivative asset, and estimated credit impairments by reinsurer as of March 31, 2008. Estimated credit impairments represent the reinsurers’ portion of amounts we expect to pay on insured derivative contracts.

Reinsurers	Standard & Poor’s Rating	Moody’s Rating	Percentage of Total Par Ceded	Reinsurance Recoverable	Derivative Asset	Estimated Credit Impairments on Insured Derivatives
				(in thousands)	(in thousands)	(in thousands)
Channel Reinsurance Ltd.	AAA	Aa3	54.53%	$19,892	$714,805	$152,975
RAM Reinsurance Company, Ltd.	AAA	Aa3	14.17	24,669	174,152	22,690
Assured Guaranty Corp.	AAA	Aaa	10.03	11,777	2,553	—
Mitsui Sumitomo Insurance Company Ltd.	AA	Aa3	6.03	9,998	25,689	2,242
Ambac Assurance Corporation	AAA	Aaa	5.52	—	—	—
Swiss Reinsurance Company, Zurich, Switzerland	AA-	Aa2	4.32	13,952	19,962	—
Radian Asset Assurance Inc.	AA	Aa3	1.14	8,134	6,173	—
Assured Guaranty Re Ltd.	AA	Aa2	1.05	—	233	—
XL Financial Assurance Ltd.	A-	A3	0.58	—	—	—
Overseas Private Investment Corporation	AAA	Aaa	0.44	—	—	—
Other (1)	A+ or above	Aa3 or above	2.15	19,091	13,107	—
Not Currently Rated			0.04	270	—	—

Total			100.00%	$107,783	$956,674	$177,907

(1)	Several reinsurers within this category are not rated by Moody’s.”

SEC Comment:

20.	You had ceded $60.4 billion of risk exposures to Channel Re Reinsurance Ltd. at December 31, 2007. Channel Re’s credit rating was recently downgraded by Moody’s to Aa3 with a negative outlook and you indicate that you expect Channel Re would report negative stockholder’s equity at December 31, 2007. Please disclose the factors you considered in concluding that the $13.1 million reinsurance receivable and $708 million derivative asset related to Channel Re are realizable given that you reduced your investment of $85.7 million in Channel Re to zero in September 2007.

MBIA Response:

In concluding that the $13.1 million reinsurance recoverable and the $708 million derivative asset related to Channel Re were realizable, the Company aggregated assets and borrowing facilities that were available to Channel Re as of December 31, 2007 to settle amounts due to MBIA. Assets consisted of cash and investments, excluding amounts Channel Re needed to comply with insurance regulatory requirements. The Company concluded that the total of cash, investments and borrowings available to Channel Re, inclusive of $495 million that Channel Re had on deposit in trust accounts for the benefit of MBIA, were in excess of the total $721.1 million of reinsurance recoverable and derivative asset due to MBIA from Channel Re.

As of March 31, 2008, the Company performed a similar analysis and disclosed the basis for its conclusion that the reinsurance recoverable and derivative asset related to Channel Re were realizable in its Form 10-Q for the quarter ended March 31, 2008. This included the consideration of the credit risk of Channel Re in determining the fair value of the derivative asset related to Channel Re.

Note 26 – Fair Value of Financial Instruments, page 142

SEC Comment:

21.	You disclosed that the fair value of assets and liabilities at December 31, 2007 were primarily calculated using an independent pricing service. While you are not required to make reference to this independent pricing service, when you do you must also disclose the name of the independent pricing service. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent pricing service.

MBIA Response:

The Company has eliminated direct references to independent pricing services in its Form 10-Q for the quarter ended March 31, 2008.

Item 15.	Exhibits, Financial Statement Schedules, page 151

SEC Comment:

22.	We refer to Exhibits 10.14 and 10.15. You have indicated that the most recent amendments to these exhibits are “filed herewith as exhibit 10.15” but no such amendments have been included as exhibits. Please amend your Form 10-K to include these amendments as exhibits or revise your exhibit list to provide the appropriate reference to the location of the exhibits.

MBIA Response:

On May 30, 2008, MBIA filed these amendments as exhibits to a Form 8-K and will accordingly revise the exhibit list in its next quarterly report on Form 10-Q and annual report on Form 10-K.

***

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (914) 765-3925 if you should need further clarification or additional information with respect to our responses.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin